Exhibit 10.20


March 29, 2007


Mr. William J. Tinti
Compensation Committee
First Ipswich Bancorp Board of Directors
31 Market Street
Ipswich, MA  01938


Re: Limited Waiver of Certain Compensation

Dear Bill:

The purpose of this letter is to confirm that I waive my right to cash compensation from First Ipswich Bancorp (the "Bank") for the period January 1, 2007 until further notice. I understand I will begin to receive cash compensation, as per the terms of my employment agreement with the Bank, effective upon my future notice to the Bank.

In addition, my employment agreement with the Bank provides that my annual base compensation is increased by 4 percent of my prior year annual base compensation.

I understand that all other benefits that accrue to me as an employee of the First Ipswich Bancorp pursuant to my employment agreement, other than the item noted above that I have specifically waived, will continue in full force and effect.


Sincerely,

/s/ Neil St. John Raymond

Neil St. John Raymond